Lavoro to Participate in the 3rd Annual Roth MKM AgTech Answers Conference on November 14, 2023

SÃO PAULO November 07, 2023 (Globe Newswire) — Lavoro (Nasdaq: LVRO), the first U.S.-listed pure-play agricultural inputs distributor in Latin America, will participate in the 3rd Annual Roth MKM AgTech Answers Conference in New York, NY, on November 14, 2023.

Ruy Cunha, Chief Executive Officer, will participate in a roundtable discussion titled Latam AgTech Primer on Tuesday, November 14, at 12:15 pm ET. Additionally, Mr. Cunha will be available to meet with investors throughout the day.

Conference attendees should contact fernanda.rosa@lavoroagro.com or their conference host representative to schedule a meeting with management.

About Lavoro

Lavoro is Brazil's largest agricultural inputs retailer and a leading producer of agriculture biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Since its founding in 2017, Lavoro has broadened its reach across Latin America, with operations in Brazil, Colombia, and Uruguay. The company serves 72,000 customers through a dedicated team of over 1,000 technical sales representatives (RTVs), an extensive network of more than 210 retail locations, and its digital solutions offering. Lavoro's RTVs are local trusted advisors to farmers, regularly meeting them to provide agronomic recommendations throughout the crop cycle to drive optimized outcomes. Learn more about Lavoro at ir.lavoroagro.com.

Contact:

Tigran Karapetian Tigran.Karapetian@lavoroagro.com

Fernanda Rosa Fernanda.Rosa@lavoroagro.com